FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         19 February, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 19 February, 2003



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


mmO2 plc



2. Name of shareholder having a major interest


The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital International Limited:





Registered Name                                             Number of Shares

State Street Nominees Limited                            4,998,350
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF

Bank of New York Nominees                               105,873,099
Bank of New York
3 Birchin Lane
London
EC3V 9BY



Chase Nominees Ltd                                          70,144,966
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                                               2,752,100
5 Lawrence Hill
Poutney Hill
London  EC4R OE


Bankers Trust                                                    38,912,242
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH


Barclays Bank                                                   2,334,500
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT

Citibank London                                                 1,899,000
11 Old Jewry
London  EC2R 8D8
Morgan Guaranty                                               6,075,100
83 Pall Mall
London  SW1Y 5ES

Nortrust Nominees                                             47,522,198
155 Bishopsgate
London  EC2M 3XS


State Street Bank & Trust Co                              5,649,100

Deutsche Bank AG                                            15,852,161
23 Great Winchester Street
London  EC2P 2AX

HSBC Bank plc                                                 16,045,193
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA

Mellon Bank NA                                                 5,855,632
London Branch
London


Northern Trust AVFC                                          3,323,614
South Africa

KAS UK                                                            350,400
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                                  2,102,300
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                              5,138,400

Clydesdale Bank plc                                          817,400

Northern Trust                                                    14,013,281
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

MSS Nominees Limited                                      958,000
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA

Citibank NA                                                       440,000
Toronto

Capital International S.A.:

Bank of New York Nominees                               907,000
Bank of New York
3 Birchin Lane
London  EC3V 9BY

Chase Nominees Limited                                    7,668,377
Woolgate House
Coleman Street
London  EC2P 2HD


Midland Bank plc                                               2,483,700
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                                      9,619,300
Regents House
42 Islington High Street
London  N1 8XL

Lloyds Bank                                                      563,100
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London



Vidacos Nominees Ltd                                       1,002,000
Citibank NA
Lewisham House
25 Molesworth Street
London SE13 7EX

Deutsche Bank AG                                            675,300
23 Great Winchester Street
London
EC2P 2AX


State Street Nominees Limited                            159,200
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Barclays Bank                                                   669,500
Barclays Global Securities services
8 Angel Court
London EC2R 7HT


Brown Bros.                                                      412,500
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                             175,000
155 Bishopsgate
London EC2M 3XS


Morgan Stanley                                                 204,000


J.P. Morgan                                                       6,471,195



RBSTB Nominees Ltd                                        289,600
67 Lombard St
London EC3 3DL


HSBC Bank plc                                                 995,000
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

State Street Bank & Trust Co.                             578,400

Citibank NA                                                       577,000
Toronto

Capital International, Inc.:

State Street Nominees Limited                            20,977,300
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF



Bank of New York Nominees                               5,772,765
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                                    27,706,224
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                             3,465,700
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                             2,404,594

Citibank                                                            359,800

Citibank NA                                                       2,731,100
Toronto

Chase Manhattan Nominee Ltd                           212,900
Australia

HSBC Bank plc                                                 391,100
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Midland Bank plc                                               238,400
5 Laurence
Poutney Hill
London EC4R 0E

Citibank London                                                 1,003,700
11 Old Jewry
London EC2R 8DB

Deutsche Bank Mannheim                                  153,000

Deutsche Bank AG                                            257,500
23 Great Winchester Street
London EC2P 2AX

Bankers Trust                                                    133,400
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

Capital Research and Management Company:


State Street Nominees Limited                            21,174,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF



Chase Nominees Limited                                    367,500,000
Woolgate House
Coleman Street
London
EC2P 2HD

Capital Guardian Trust Company

State Street Nominees Limited                            20,940,200
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                    71,606,912
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                               19,524,400
5 Laurence
Poutney Hill
London EC4R 0E

Nortrust Nominees                                             18,460,800
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited                            2,495,700
150 Buchanan Street
Glasgow G1 2DY

ROY Nominees Limited                                      118,800
71N Queen Victoria Street
London EC4V 4DE

Citibank NA                                                       121,200
Toronto

State Street Bank & Trust Co                              283,700



MSS Nominees Limited                                      241,900
Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA


Royal Bank of Scotland                                      90,900
Regents House
42 Islington High Street
London N1 8XL

Citibank London                                                 2,534,800
11 Old Jewry
London EC2R 8DS

Bankers Trust                                                    7,916,500
59 1/2 Southmark Street
2nd Floor
London SE1 0HH



BT Globenet Nominees Limited                           1,575,400
1 Appold Street
Broadgate
London EC2A 2HE

Bank of New York Nominees                               4,323,000
Bank of New York
3 Birchin Lane
London EC3V 9BY

Barclays Bank                                                   3,153,700
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT


HSBC Bank plc                                                 20,000
Securities Services
Mariner House
Pepys Street
London EC3N 3DA


5. Number of shares / amount of stock acquired


37,449,428



6. Percentage of issued class


0.436%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


17 February 2003 - Date of Section 198 Notification



11. Date company informed


19 February 2003



12. Total holding following this notification


992,396,603



13. Total percentage holding of issued class following this notification


11.446%



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Deborah Russell - 01753 628096



16. Name and signature of authorised company official responsible for making this notification


Deborah Russell



Date of notification


19 February 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 19 February, 2003                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary